UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

NBC UNIVERSAL'S TELEMUNDO AND GRUPO TELEVISA SIGN
STRATEGIC ALLIANCE AGREEMENT FOR MEXICO

Televisa and Telemundo sign an exclusive programming license agreement to distribute Telemundo content in Mexico across multiple platforms

New York and Mexico City, Mexico - March 17, 2008 - NBC Universal's Telemundo, a United States-based producer of innovative Spanish-language content for Hispanics in the U.S. and around the world, and Grupo Televisa, S.A.B ("Televisa"; NYSE:TV; BMV:TLEVISA CPO), entered into a strategic alliance agreement to distribute Telemundo content in Mexico across multiple platforms including broadcast TV, PayTV and emerging digital platforms. The deal was announced by Jeff Zucker, President and Chief Executive Officer, NBC Universal; Don Browne, President, Telemundo Communications Group; and Alfonso de Angoitia, Executive Vice President, Grupo Televisa.  Financial terms were not disclosed.

Beginning in April, Televisa's Channel 9 will broadcast more than 1,000 hours a year of Telemundo's original programming. This agreement will allow Televisa's Channel 9 to broaden its viewership in Mexico as it redefines its offerings to include first-run high-quality programming, anchored by Telemundo content.

In addition to the broadcast platform, Televisa will distribute a new PayTV channel to be launched later this year by Telemundo featuring Telemundo branded entertainment and news content. Televisa will provide distribution for the PayTV channel in Mexico, including its DBS platform Sky and cable system Cablevision, reaching over 2 million households at launch. The license agreements for Televisa's Channel 9 and the new PayTV channel will have an initial term of 10 years, respectively.

Televisa and Telemundo also expect to sign agreements to distribute Telemundo’s content in Mexico through emerging platforms including Internet, mobile phones, home video and VOD.

Mr. de Angoitia said: "This agreement enhances our ability to offer a compelling value proposition by enabling us to bring together exciting content with extensive distribution options.  By using Telemundo's high-quality, popular programming, Televisa's Channel 9 will have the opportunity to achieve substantially enhanced revenues and profitability over the long term in a highly cost efficient manner. Telemundo’s new PayTV channel will be a great addition to Televisa’s current PayTV channel offering. We look forward to building a solid relationship with NBC Universal and Telemundo and are excited about the opportunities our companies can realize in Mexico working together.”

Mr. Zucker added: "This is an important agreement between two global leaders in Spanish-language media. Together, Telemundo's content and Televisa's distribution strength in Mexico will give viewers exciting new options for entertainment content. Telemundo remains an important part of our international strategy, and this is just the latest step in its dynamic growth. "

"This deal is a great affirmation of Telemundo's success in producing high quality original content," said Mr. Browne. "This landmark agreement is another milestone in our long-term objective to reach Hispanic audiences all over the world with our high-quality original productions.  With this new distribution platform in Mexico, we will also benefit from cross-border dynamics, with families and friends coming together around their shared interest in popular programs which will now reach both Mexican and U.S. Hispanic audiences."

About Grupo Televisa, S.A.B

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Telemundo

Telemundo, a U.S. Spanish-language television network, is the essential entertainment, news, and sports source for Hispanics and a leading international player in the entertainment industry with presence in more than 70 countries worldwide. Broadcasting unique national and local programming for the fastest-growing segment of the U.S. population, Telemundo reaches 93% of U.S. Hispanic viewers in 210 markets through its 16 owned-and-operated stations, 45 broadcast affiliates, and  800 cable affiliates. Telemundo is wholly owned by NBC Universal, one of the world's leading media and entertainment companies.

About NBC Universal

NBC Universal is one of the world's leading media and entertainment companies in the development, production, and marketing of entertainment, news, and information to a global audience. Formed in May 2004 through the combining of NBC and Vivendi Universal Entertainment, NBC Universal owns and operates a valuable portfolio of news and entertainment networks, a premier motion picture company, significant television production operations, a leading television stations group, and world-renowned theme parks. NBC Universal is 80% owned by General Electric and 20% owned by Vivendi.

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Media Contacts:

Grupo Televisa S.A.B.

Michel Boyance                    Manuel Compeán
María José Cevallos                                                      Media Relations
Investor Relations                                                         (5255) 5728-3815
(5255) 5261-2445                                                             mcompean@televisa.com.mx
ir@televisa.com.mx

NBC Universal

Cory Shields
Corporate Communications
(212) 664-6999

Telemundo Communication Group

Alfredo Richard
Corporate Communications
(305) 889-7599
arichard@telemundo.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 17, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President